SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 9)*

Southwest Gas Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $1.00 per share
(Title of Class of Securities)

844895102
(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This statement constitutes Amendment No. 9 to the Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of the common stock, par value $1.00 per share (the “Shares”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 15, 2024, the Issuer, the Reporting Persons and Mr. Andrew J. Teno entered into an Amended and Restated Cooperation Agreement (the “Updated Cooperation Agreement”). The Updated Cooperation Agreement amends, restates, supersedes and replaces the Amended and Restated Cooperation Agreement entered into between the Issuer, the Reporting Persons and Mr. Teno on November 21, 2023 (referred to as the “Amended and Restated Cooperation Agreement”). The Updated Cooperation Agreement provides that certain provisions, including the right to nominate directors, will remain in effect for the 2025 annual meeting of the stockholders of the Issuer (“2025 Annual Meeting”).

Pursuant to, and subject to, the terms of the Updated Cooperation Agreement, the Reporting Persons have the right to continue to designate up to four individuals to serve on the Board of the Issuer, which currently are Andrew W. Evans, Henry Linginfelter, Ruby Sharma and Andrew Teno (each, an “Icahn Designee” and, collectively, the “Icahn Designees”), and the Issuer has agreed to nominate the Icahn Designees for election at the 2025 Annual Meeting. The Updated Cooperation Agreement provides for participation by the Icahn Designees in the Strategic Transactions Committee and the other committees of the Board.

Subject to the qualifications set forth therein, the standstill restrictions on the Reporting Persons will remain in effect until, and the Updated Cooperation Agreement will terminate upon, the later of (i) one minute following the completion of the 2025 Annual Meeting, and (ii) the earlier of (1) one minute following the time at which Mr. Teno (or any Replacement Designee for Mr. Teno, as defined in the Updated Cooperation Agreement) is no longer serving as a director on the Board and (2) the date that is thirty days prior to the expiration of the advance notice deadline in the Issuer’s bylaws for the 2026 annual meeting of stockholders of the Issuer, provided, however, that the Updated Cooperation Agreement shall terminate automatically on the date on which the Board re-appoints as a director any former director of the Board (i.e., any person who was a director of the Board prior to the 2022 annual meeting of stockholders of the Issuer, but was not a director of the Board immediately after the 2022 annual meeting of stockholders of the Issuer), without the approval of a majority of the Icahn Designees.

Pursuant to the terms of the Updated Cooperation Agreement, the Issuer further agreed with the Reporting Persons to establish the record date for the 2025 Annual Meeting for a time within thirty (30) days of March 4, 2025.

The foregoing description of the Updated Cooperation Agreement is qualified in its entirety by reference to the Updated Cooperation Agreement, a copy of which is included hereto as Exhibit 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit:

Exhibit 6.	Amended and Restated Cooperation Agreement, dated October 15, 2024, by and among Southwest Gas Holdings, Inc., the Reporting Persons and Andrew J. Teno (incorporated by reference to Exhibit 10.1 to Southwest Gas Holdings, Inc.’s Current Report on Form 8-K filed by with the Securities and Exchange Commission on October 15, 2024).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2024

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

By:	/s/ Jesse Lynn
Name:	Jesse Lynn
Title:	Chief Operating Officer

BECKTON CORP.

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Vice President

IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

IEP UTILITY HOLDINGS LLC

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 9 – SWX]